ALEXANDER & BALDWIN, INC. NELSON N.S. CHUN Senior Vice President and Chief Legal Officer	822 Bishop Street Honolulu, Hawaii 96813 P. O. Box 3440 Honolulu, HI 96801-3440 www.alexanderbaldwin.com

Tel (808) 525-6622 Fax (808) 525-6678 email: nchun@abinc.com

September 23, 2008

Mr. Daniel Morris

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Alexander & Baldwin, Inc. Form 10-K filed February 28, 2008 Schedule 14A filed March 13, 2008 File No. 000-00565

Dear Mr. Morris:

This letter is being submitted in response to the comments in your letter dated September 4, 2008. Alexander & Baldwin, Inc. (the “Company”) sets forth your comments and its responses below.

Form 10-K

Cover

1.	Please revise the cover page to the Form 10-K to include the complete file number.

Response: The Company will include the complete file number in future filings.

Schedule 14A

Executive Compensation

2.

We note that you benchmark against other companies. In the future, to the extent the compensation committee is benchmarking compensation against surveys and such benchmarking is a material consideration to the committee’s determination of compensation levels, please identify the component companies. Please confirm that you will comply with this comment in future filings.

Mr. Daniel Morris

September 23, 2008

In future filings, please describe in greater detail the degree to which the Compensation Committee considered the benchmark companies comparable to you and discuss where your actual payments fall relative to the information you reviewed. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: As set forth in our proxy statement, the Company benchmarks against surveys, not specific companies. The four surveys used by the Company for benchmarking are proprietary to the compensation consulting firms compiling those surveys. As such, the Company has not been aware of the surveys’ component companies and, thus, was unable to disclose this information. We will request a listing of the participant companies from each of the compensation consulting firms. To the extent that we are able to obtain the identities, we will disclose such information in future filings.

In future filings, the Company will describe in greater detail the degree to which the Compensation Committee considered the benchmark companies or surveys, and will discuss where the Company’s actual payments fall relative to such information. To the extent actual compensation is outside a targeted percentile range, the Company will explain why.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact me at (808) 525-6622.

Sincerely,

/s/ Nelson N. S. Chun

Nelson N. S. Chun
Senior Vice President and
Chief Legal Officer

cc:	W. Allen Doane